FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 25, 2013

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Announces the Results of the Annual General Meeting of Shareholders

June 25, 2013

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or the “Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces the decisions reached at the Company’s Annual General Meeting of Shareholders (the “AGM”) held on June 25, 2013.

At the meeting, the following resolutions were adopted:

•                  To approve annual dividends of RUB 14.6 per ordinary MTS share (approximately RUB 29.2 per ADR) for the 2012 fiscal year, amounting to a total of RUB 30.2 billion(1);

•                  To approve MTS OJSC Annual Report; MTS OJSC Annual Financial Statements, including MTS OJSC Profit & Loss Statement; distribution of profits and losses of MTS OJSC based on 2012FY results (including payment of dividends); to approve the distribution of profits and losses of the Company based on the full year 2012 results;

•                  To elect the following persons to the MTS Board of Directors:

•                  Mr. Anton Abugov, First Vice President, Member of the Management Board at Sistema JSFC;

•                  Mr. Michel Combes, independent director;

•                  Mr. Sergei Drozdov, Senior Vice President, Head of the Corporate Governance division, member of Management Board at Sistema JSFC;

•                  Mr. Andrei Dubovskov, President and Chief Executive Officer of MTS;

•                  Mr. Alexander Gorbunov, Executive Vice-President at Sistema JSFC;

•                  Mr. Thomas Holtrop, independent director;

•                  Mr. Stanley Miller, independent director;

•                  Mr. Vsevolod Rozanov, Senior Vice President, Chief Financial Officer, Member of the Management Board at Sistema JSFC;

•                  Mr. Ron Sommer, Chairman of the Board of Sistema Shyam TeleServices Ltd, Board Director of Munich Reinsurance and Tata Consultancy Services, and a member of the International Advisory Board of Blackstone Group;

•                  To approve CJSC Deloitte and Touche CIS as MTS’ auditor;

•                  To elect members of the Company’s Auditing Commission;

•                  To approve the amended and restated version of the Company’s Charter;

•                  To approve the amended and restated version of the Company’s General Shareholders Meeting Regulations;

•                  To approve the amended and restated version of the Company’s Management Board Regulations;

•                  To approve the amended and restated version of the Company’s President Regulations.

At a subsequent meeting of the new Board of Directors, Mr. Ron Sommer was reappointed as the Chairman and Mr. Anton Abugov was elected as the Deputy Chairman of the Board. Independent directors Messrs. Michel Combes, Thomas Holtrop and Stanley

(1)  30,168,311,143 rubles

Miller were elected to the Company’s Audit Committee with Mr. Thomas Holtrop as the Chairman of the Audit Committee. Messrs. Michel Combes, Thomas Holtrop and Stanley Miller we elected to the Company’s Remuneration and Appointments Committee with Mr. Stanley Miller as the Chairman of the Remuneration and Appointments Committee.

Biographies of the new Members of the Board of Directors

Mr. Sergei Drozdov

Sergei Drozdov was born in 1970 in Archangelsk. He graduated from the S. Ordzhonikidze State Academy of Management in Economics in 1993. Mr. Drozdov was Head of the Administration for Financial Innovation and Marketing at the Moscow Property Fund from 1994 to 1995.

Mr. Drozdov has worked at Sistema since 1995. He managed the Department for Development and Investments from 1995 to 1998, and from 1998 and 2002 served as Vice President, Acting President and First Vice President of Sistema-Invest. He became Acting First Vice President and Head of the Department for Corporate property in May 2002. In September 2002, he was appointed Director and First Vice President of Sistema and Chief of the Property Complex. Since 2011, Sergei Drozdov serves as Senior Vice President, Head of the Corporate Governance division, Member of Management Board at Sistema JSFC.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: June 25, 2013

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